SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934
                          For the Month of January 2006

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated January 2006.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ELBIT SYSTEMS LTD.
                                       (Registrant)

                                       By: /s/ Ilan Pacholder
                                           -------------------------------------
                                       Name:   Ilan Pacholder
                                       Title:  Corporate Secretary

Dated:  January 23, 2006


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                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release dated January 2006.

                                    EXHIBIT 1

                  ELBIT SYSTEMS TO SUPPLY IAF F-16I SIMULATOR
                    SYSTEM TO THE ISRAEL MINISTRY OF DEFENSE

Haifa, Israel, January, 2006 - Elbit Systems Ltd. (NASDAQ: ESLT) reported today that it will supply the Israeli Ministry of Defense (IMOD) the avionics simulation system for the Israel Air Force F-16I Sufa aircrew flight and system trainer. Elbit's share in the development of the trainer amounts to $10 million.

Elbit-developed avionics systems will use the actual F-16 avionics boxes for the trainers. BVR Systems, acting as a sub-contractor for Elbit, will supply the visual display and cockpit simulators. The avionics, displays and cockpit will then be provided to U.S. tactical aircraft simulation and training systems specialist Lockheed Martin for final overall trainer integration and testing prior to installation in Israel. Lockheed Martin has received a separate IMOD contract for their work on the F-16I flight and systems trainer.

Elbit Systems has previously been selected to supply the core avionic systems for the Israeli Air Force's F-16I aircraft. These systems include the Display and Sight Helmet (DASH), mission computer systems, head-up display systems, display processors and digital maps as well as stores management systems.

Joseph Ackerman, President and CEO of Elbit Systems, said that the contract to supply a simulator for the IAF's most advanced combat aircraft, the F-16I, further strengthens Elbit System's position as a leading company in the simulator field in general and in the flight simulator area in particular. According to Ackerman, in order to achieve better efficiency in defense budgets, there is a wider global demand for use of simulators, which enable air forces and other defense force branches to achieve better performance with the same level of training-hours.

Elbit Systems operates within the simulator market and supplies systems for all types of platforms, including those for air, land and naval applications. Elbit Systems utilizes its advanced technological capabilities, particularly in developing software for complex system programs, and its global leadership in upgrading defense platforms, and has already supplied simulation systems to various customers around the world.

ABOUT ELBIT SYSTEMS
-------------------
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------

Company contact                                 IR Contacts
Ilan Pacholder, Corporate Secretary and         Ehud Helft/Kenny Green
VP Finance & Capital Markets
ELBIT SYSTEMS LTD.                              GK INTERNATIONAL
Tel: 972-4 831-6632                             Tel: 1-866-704-6710
Fax: 972-4 831- 6659                            Fax: 972-3-607-4711
pacholder@elbit.co.il                           ehud@gk-biz.com
---------------------                           ---------------
kenny@gk-biz.com
----------------

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD -LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.